Contact

www.linkedin.com/in/spencerantle
(LinkedIn)
www.islandcompanyrum.com
(Company)
www.islandcompanyrum.com
(Company)

Top Skills

Fashion

Styling

Fashion Design

Certifications

Seaplane Pilot LSA Sea Only

PADI Master Scuba Diver Trainer

Honors-Awards

Entrepreneurial Spirit Award

INC 500/5000 Fastest Growing
Companies

INC 500/5000 Fastest Growing
Companies

INC 500/5000 Fastest Growing
Companies

INC 500/5000 Fastest Growing
Companies

Spencer Antle

Creative Director of Island Company Rum and founder of Island
Company.
West Palm Beach, Florida, United States

Summary

Creative Director with work in award-winning experiential
retail design, lifestyle apparel, skincare, film, liquor and unique
contributions to the high-end resort retail and wholesale fashion
industry. Led Island Company to achieve INC 500/5000 6 years
in a row for fastest growing US companies. Skilled in experiential
branding & identity, film, photography, retail interior design, retail
creation, hospitality, the beverage industry, textiles, and general
ideation.

Graduated from University of Miami in Creative Writing, time
at UCLA in Philosophy and Theater at USC. Multiple years as
an award-winning commercial film director and then with luxury
resortwear and lifestyle brand Island Company. Sold over 1500 5-
star luxury hotels, boutiques and destinations worldwide. 8 Island
Company branded stores designed, built and managed worldwide.
Island Company was forced to close due to irreversible global
damage from Hurricane Irma.

―――――

Experience

Island Luxury Coconut Water
CEO / Creative Director
January 2024 - Present (1 year 2 months)
Palm Beach, Florida, United States

Island Company Rum, Inc.
22 years 3 months

Creative Director / Founder
June 2014 - Present (10 years 9 months)
West Palm Beach, Florida, United States

Designed and curated both the rum itself and all packaging and collateral for
this multi award-winning rum. The goal was to make the smoothest rum on
the planet, and one that women would drink straight. It took over 2 years to

develop and is drank by both women and men alike. Island Company Rum Inc
is the manufacturer of Island Company Rum®.

Awards:

* Best Gold Rum - Caribbean Rum Awards
* Best Gold Rum - World Beverage Competition
* Best Design - World Beverage Competition
* Best Light Rum - World Spirits Award
* Best Gold Rum - Caribbean Rum Awards
* Best Rum - New York Int'l Spirits Competition
* Best Rum >8 years - New York Int'l Spirits Competition
* Best Design - San Francisco World Spirits Competition
* Best Gold/Dark Rum - San Francisco World Spirits Competition
* Best Taste - World Rum Awards
* Best Design Presentation - World Rum Awards
* Best Design - World Rum Awards
* Best Bottle Design - SIP Awards
* Best Gold Rum - SIP Awards

Creative Director / Designer / Founder / CEO
December 2002 - July 2019 (16 years 8 months)
West Palm Beach, Florida

Top resort wear brand in 5-star resorts and boutiques across the tropics.
Led Island Company to INC 500/5000 6 years in a row. Was lead designer
on all products; women's line, men's line, Handmade Eyewear, Suncare
+ Fragrances, Designed all retail locations and experiential culture within.
Curated radio and TV stations for all stores and content. Managed and shot/
produced/edited over 1500+ photo and film and web projects. Supervised
all collateral with web, PR, social media and typography. Designed website
for main company and blogs, etc. Improved all SEO and trained new recruits
in the art of all above. Managed staff of over 150 in corporate office, 8
retail locations, all production, sourcing, hiring, training and improvement
to get employees to work at their own unknown talent levels. Created retail
environments in Nantucket, East Hampton, Martha's Vineyard, Naples FL, Fort
Lauderdale, Grand Cayman, Bahamas and Palm Beach.

Island Retail Group LLC
Creative Director
January 2015 - June 2019 (4 years 6 months)
West Palm Beach, Florida Area

Designed and developed private-label product, apparel, uniforms, accessories, hats, even toys for 5-star, high-end destination hotels and properties across the world.

Fahrenheit Films
Film Director
1998 - 2001 (3 years)
Santa Monica, CA

Moxie Pictures
Film Editor
1996 - 1998 (2 years)
Los Angeles, California, United States

Education

University of Miami
Creative Writing · (1992)

UCLA
Philosophy

University of Southern California
Theater